SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 12)

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez

Chief Executive Officer

1401 Harbor Bay Parkway

Alameda, California 94502

(510) 749-4200

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 12 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2011 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Celera Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Spark Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Quest Diagnostics Incorporated, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”), at a price of $8.00 per Share, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated March 28, 2011, and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on March 28, 2011.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 12 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

Extension of the Offer.

On May 3, 2011, Parent issued a press release announcing that the Purchaser has extended the Offer until 5:00 p.m. (New York City time) on May 3, 2011, unless further extended. The Offer was previously scheduled to expire at 5:00 p.m. (New York City time) on May 2, 2011. Computershare Trust Company, N.A., the depositary for the Offer, has advised Parent that, as of 5:00 p.m. (New York City time) on May 2, 2011, the stockholders of the Company had tendered and not validly withdrawn approximately 40,451,233 Shares. These Shares represent approximately 49.22% of the outstanding Shares and 46.10% of the outstanding Shares on a fully diluted basis (as determined pursuant to the Merger Agreement). In addition, the depositary has received commitments to tender approximately 5,588,479 Shares in accordance with guaranteed delivery procedures, which, when combined with the Shares tendered and not properly withdrawn from the Offer, represent approximately 56.02% of the outstanding Shares and 52.47% of the outstanding Shares on a fully diluted basis (as determined pursuant to the Merger Agreement). The full text of the press release by Parent announcing the extension of the Offer is filed as Exhibit (a)(7) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(7)	Press release issued by Quest Diagnostics Incorporated on May 3, 2011 (incorporated by reference to Exhibit (a)(5)(J) to Schedule TO-T/A of Quest Diagnostics Incorporated and Spark Acquisition Corporation, filed with the SEC on May 3, 2011).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celera Corporation

By:	/s/ Scott K. Milsten
Name:	Scott K. Milsten

Title:	Senior Vice President, General Counsel and Secretary

Dated: May 3, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(7)	Press release issued by Quest Diagnostics Incorporated on May 3, 2011 (incorporated by reference to Exhibit (a)(5)(J) to Schedule TO-T/A of Quest Diagnostics Incorporated and Spark Acquisition Corporation, filed with the SEC on May 3, 2011).